

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 3, 2007

By facsimile to (612) 977-8650 and U.S. Mail

Mr. Fred C. Boethling
President
CapSource Financial, Inc.
2305 Canyon Boulevard, Suite 103
Boulder, CO 80302

Re: CapSource Financial, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form SB-2
        Filed July 26, 2007
        File No. 333-137829
        Amendment 1 to Annual Report on Form 10-KSB
        Filed July 26, 2007
        File No. 1-31730

Dear Mr. Boethling:

        We reviewed the filings and have the comments below.

SB-2/A4

Experts, page 25

1.   Disclosure that Rider Bennett LLP passed upon the validity of the shares being offered is
        inconsistent with disclosure in the legality opinion filed as exhibit 5.1 that Briggs and
        Morgan, P.A. passed upon the validity of the shares being offered. Please reconcile the
        disclosures.

Note (9). Accounts Payable and Accrued Expenses, page F-29

2.   We have read your response to comments 7(2) and 7(3) in our May 4, 2007 letter. You
        state that you purchase the majority of your new trailer inventory from Hyundai
        Translead under non-interest bearing credit terms allowing payment of the corresponding
        accounts payable over extended periods. However, we note that neither note 9 nor note 8
        discloses:

- that the trade payables due to Hyundai Translead are not secured by inventory (as stated in your April 20, 2007 letter).

- the nature of the remaining accounts payable not related to the floor plan arrangement.

Please revise the SB-2 and amend the 10-KSB.

3.   We also note from your response to comment 16(2) in your April 20, 2007 letter that the trade payable terms allow up to $1,000,000 of open trade payables with payment terms of 45 days. Please revise the SB-2 and amend the 10-KSB to explain how the outstanding balance of $8,745,911 as of December 31, 2006 is in accord with this apparent $1,000,000 cap. Further, consider disclosing the specific number of days of the payment period as a reader may not equate one and one half months to an "extended period."

<u>Closing</u>

File amendments to the SB-2 and 10-KSB in response to the comments. To expedite our review, CapSource may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CapSource thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CapSource and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CapSource requests acceleration of the registration statement's effectiveness, CapSource should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CapSource from its

> full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CapSource may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CapSource provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Mr. Steven Reichert
Vice President, General Counsel
CapSource Financial, Inc.
1729 Donegal Drive
Woodbury, MN 55125

David B. Dean, Esq.
Briggs and Morgan, P.A.
2200 IDS Center
80 South 8th Street, Suite 2200
Minneapolis, MN 55402-2157